Filed by Wit Soundview Group, Inc.
                                 Pursuant to Rule 425 under the Securities
                                   Act of 1933
                                 Subject Company:  Wit Soundview Group, Inc.
                                 Commission File No. 000-26225



WIT SOUNDVIEW LOGO]


FOR IMMEDIATE RELEASE


                WIT SOUNDVIEW REPORTS STRONG SECOND QUARTER

                      CASH EARNINGS PER SHARE OF $0.12


JULY 18, 2000, NEW YORK, NY -- Wit SoundView Group, Inc. (Nasdaq: WITC) today reported revenues of $96.1 million for the quarter ended June 30, 2000, up from $11.3 million for the same period of 1999. Cash earnings for the quarter were $0.12 per diluted share. Net income for the quarter was $2.3 million, or $0.02 per diluted share. Net income would have been $0.04 per diluted share except for a $0.02 per diluted share non-cash charge arising from the acceleration of options related to the resignation of our former co-CEO.

"We are very pleased with our performance in the second quarter," said Robert Lessin, Chairman and CEO. "Given the poor market environment for IPOs last quarter, we believe that our performance demonstrated the success of our efforts to enhance and diversify our revenue base to provide value-added services to our clients in all types of markets conditions."


SUMMARY FINANCIAL HIGHLIGHTS
                                                    Three Months Ended
                                                 6/30/2000       6/30/1999
                                                 ---------       ---------
   Revenues
      Investment banking                        $54,157,901     $ 8,246,614
      Brokerage                                  38,902,164       1,567,584
      Asset management fees                        (185,171)          -
      Interest and investment income              2,828,299       1,176,599
      Unrealized gains on investments               585,437         289,507
      Other income                                 (155,140)          -
                                                ------------    ------------
         Total revenues                          96,133,490      11,280,304
         Total expenses                          82,686,617      14,078,171
                                                ------------    ------------
   Net income (loss) before provision
     for income and equity in net loss
     of affiliates                               13,446,873      (2,797,867)
   Provision for income taxes                     6,683,389           -
                                                ------------    ------------
   Net income (loss) before equity in
     net loss of affiliates                       6,763,784      (2,797,867)
   Equity in net loss of affiliates              (4,481,070)          -
                                                ------------    ------------
   Net income (loss)                            $ 2,282,414     $(2,797,867)
                                                ============    ============
      Net income (loss) per share:
          Basic                                 $      0.03     $     (0.11)
          Diluted                               $      0.02     $     (0.11)
      Weighted average shares used in the
        computation of net income (loss)
        per share:
          Basic                                  79,410,828       24,486,238
          Diluted                                98,800,933       24,486,238


QUARTERLY HIGHLIGHTS

o  Revenue growth rates continue to outpace competitors.

o Investment banking revenues for the quarter were $54.2 million, up from $8.2 million a year ago.

o Total expenses for the quarter were $82.7 million, down slightly from $86.8 million in the previous quarter. Compensation and benefits accounted for $55.7 million, or 58%, of total revenues.


MERGER WITH E*OFFERING AND STRATEGIC ALLIANCE WITH E*TRADE

The major event of the quarter was the announcement of our agreement to merge with E*OFFERING and enter into a strategic alliance with E*TRADE. We expect to close the transactions in the early fall. We expect to file our S-4 registration statement relating to the merger later this week.

INVESTMENT BANKING

Mark Loehr, co-president of Wit SoundView, commented, "Despite the poor market environment for new issues, Wit SoundView underwrote 27 deals, participating as a manager in 16 and serving as a syndicate member in an additional 11. We continue to focus our attention on high quality companies, while at the same time assisting our clients in finding alternative sources of capital during this period. We saw an increased contribution from follow-on offerings, M&A advisory work, and private placements."

BROKERAGE

Institutional brokerage was $36.3 million for the quarter. "Even though technology stocks performed poorly in the quarter, Wit SoundView continued to gain significant market share as clients turned to us for our expertise in the sector," said Russ Crabs, co-president of Wit SoundView.

INTERNATIONAL DEVELOPMENTS

In May, Wit Capital Japan launched its online brokerage service, offering Japanese stock brokerage services to account holders. The firm also began providing research reports online and currently features sector and company reports on Japanese internet and technology companies. The firm grew from 50 employees in the first quarter to over 100 in the second quarter.

Wit Capital Europe continued to build out its management team and made a series of key investment banking, research and technology hires during the quarter. Total employees number over 50, which is expected to double by the end of the year. Wit Capital Europe's brokerage system is currently being tested and, subject to all necessary regulatory approvals, is scheduled to launch in the fall.

ABOUT WIT SOUNDVIEW GROUP, INC.

Wit SoundView Group, Inc. (NASDAQ: WITC) is the largest online investment banking group focused exclusively on the Internet and technology sectors. Wit SoundView offers a strong complement of investment banking services, from Internet-strategic advisory, venture capital and private equity placements, to public offerings and M&A advisory. With one of the largest research teams in the sector, Wit SoundView produces comprehensive sell-side research on over 285 Internet and technology companies, developed for our online and institutional audiences. For more information, please see www.witsoundview.com.
-------------------------
Members NASD/SIPC.


IMPORTANT INFORMATION

Please read the registration statement and proxy statement Wit SoundView will be filing with the SEC relating to the proposed merger of E*OFFERING into one of its subsidiaries. These documents will contain information that is important. You will be able to obtain these documents for free on the Internet web site maintained by the SEC at HTTP://WWW.SEC.GOV. This press release, the final prospectus and certain other documents will also be available for free on our Internet web site at HTTP.//WWW.WITCAPITAL.COM/MERGER/FILINGS/S4EOFFERING.HTML. Wit SoundView and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Wit SoundView's shareholders to approve the proposed acquisition of E*OFFERING. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Wit SoundView. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth on a Schedule 14A to be filed with the SEC by Wit SoundView, and will be available on the SEC's web site as referenced above.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or those of the industry in which we operate, to be materially different from any expected future results, performance or achievements expressed or implied in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those economic factors that affect the market for capital raising, including initial public offerings and those factors discussed in the Registration Statement of our initial public offering of common stock, the Proxy and Registration Statements relating to the merger with SoundView and E*OFFERING and periodic reports filed from time to time with the Securities & Exchange Commission.



      CONTACTS:

      Citigate Dewe Rogerson               Wit SoundView Group, Inc.
      Robin Weinberg                       Jennifer DiClerico
      800-966-0676                         212-253-4481




                              (tables follow)


                           WIT SOUNDVIEW GROUP, INC. AND SUBSIDIARIES
                        CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                            (unaudited)

                                               Six Months Ended                 Three Months Ended
                                               -----------------                ------------------
                                            June 30,        June 30,         June 30,         June 30,
                                              2000            1999             2000             1999
                                         -------------    -------------    -------------    -------------
REVENUES:
   Investment banking                    $ 114,506,995    $  11,369,034    $  54,157,901    $   8,246,614
   Brokerage                                75,427,117        2,001,791       38,902,164        1,567,584
   Asset management fees                     7,647,863             --           (185,171)            --
   Interest and investment income            4,647,512        1,368,269        2,828,299        1,176,599
   Unrealized gains on investments             647,317          444,331          585,437          289,507
      Other Income                            (155,140)            --           (155,140)            --
                                         -------------    -------------    -------------    -------------
      Total revenues                       202,721,664       15,183,425       96,133,490       11,280,304
                                         -------------    -------------    -------------    -------------

EXPENSES:
   Compensation and benefits               120,647,125       15,146,585       55,704,769        8,588,459
   Brokerage and clearance                  12,758,456        1,564,225        6,561,750        1,303,597
   Marketing and business development        7,621,634        1,057,086        4,574,604          844,747
   Amortization of intangible assets
     and goodwill                            6,873,500             --          4,124,100             --
   Professional services                     4,478,359        1,766,811        2,201,238        1,085,302
   Data processing and communications        4,341,020        1,183,654        2,568,757          884,043
   Write-off of computer software
     and equipment                           1,339,772             --               --               --
   Depreciation and amortization             2,777,536          499,053        1,501,702          278,558
   Technology development                    2,590,201          861,883        1,547,400          526,088
   Occupancy                                 1,869,570          303,503        1,077,455          213,496
   Other                                     4,159,134          498,658        2,824,842          353,881
                                         -------------    -------------    -------------    -------------
      Total expenses                       169,456,307       22,881,458       82,686,617       14,078,171
                                         -------------    -------------    -------------    -------------
      Net income(loss) before
        income taxes                        33,265,357       (7,698,033)      13,446,873       (2,797,867)
Provision for income taxes                  17,291,555             --          6,683,389             --
                                         -------------    -------------    -------------    -------------
      Net income (loss) before
        equity in net loss of
        affiliates                          15,973,802       (7,698,033)       6,763,484       (2,797,867)
 Equity in net loss of affiliates           (6,190,759)            --         (4,481,070)            --
                                         -------------    -------------    -------------    -------------
      Net income (loss)                  $   9,783,043    $  (7,698,033)   $   2,282,414    $  (2,797,867)
                                         =============    =============    =============    =============
Net income (loss) per  share:
       Basic                             $        0.13    $       (0.48)   $        0.03    $       (0.11)
       Diluted                           $        0.10    $       (0.48)   $        0.02    $       (0.11)
Weighted average shares used in the
  computation of net income (loss)
  per share:
       Basic                                76,204,016       15,923,484       79,410,828       24,486,238
       Diluted                              98,443,344       15,923,484       98,800,933       24,486,238




                    WIT SOUNDVIEW GROUP, INC. AND SUBSIDIARIES

              CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                            June 30,      December 31,
                                                             2000            1999
                                                       -------------     -------------
                                                        (Unaudited)
                ASSETS
CASH AND CASH EQUIVALENTS                              $ 101,683,112     $  12,447,885

RECEIVABLE FROM CLEARING BROKERS                          64,716,088           681,807

SECURITIES OWNED, at market or fair value                 40,631,449       114,468,173

INVESTMENT BANKING FEES RECEIVABLE                        24,013,602         3,570,176

INVESTMENTS                                               62,350,382              --

INVESTMENTS IN AFFILIATES                                 21,280,463        17,511,403

INTANGIBLE ASSETS, net of accumulated
  amortization                                           268,983,970              --

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS,
  net of accumulated depreciation and amortization        14,225,481         6,312,242

COMPUTER SOFTWARE, net of accumulated amortization         3,742,266         3,706,112

PREPAID EXPENSES                                           2,542,941         1,610,628

OTHER ASSETS                                              37,130,523         3,309,750
                                                       -------------     -------------

      Total assets                                     $ 641,300,277     $ 163,618,176
                                                       =============     =============

       LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
   Securities sold but not yet purchased,
     at market value                                   $   1,066,814     $      39,234
   Accounts payable and accrued expenses                  10,093,831         5,130,675
   Accrued compensation                                  103,194,374        13,506,087
   Deferred tax liabilities                               31,304,300              --
   Other liabilities                                       4,246,914           540,647
                                                       -------------     -------------
      Total liabilities                                  149,906,233        19,216,643
                                                       -------------     -------------

STOCKHOLDERS' EQUITY:
   Preferred Stock, $.001 par value, 30,000,000
     shares authorized, no shares outstanding at
     June 30, 2000 and December 31, 1999                        --                --
   Common Stock, $.01 par value, 500,000,000
     shares authorized, 78,797,470 and 61,629,828
     shares issued and outstanding at June 30,
     2000 and December 31, 1999, respectively                787,974           616,298
   Common Stock, Class B, $.01 par value,
     75,000,000 shares authorized, 11,666,666
     shares issued and outstanding                           116,667           116,667
   Common Stock, Class C, $.01 par value,
     159,000,000 shares authorized; no shares
     issued and outstanding at June 30, 2000
     and December 31, 1999                                      --                --
   Additional paid-in capital                            558,034,349       196,777,759
   Notes receivable from stockholders                    (22,886,640)      (15,333,070)
   Deferred compensation                                 (19,976,993)       (3,311,765)
   Accumulated deficit                                   (24,681,313)      (34,464,356)
                                                       -------------     -------------
       Total stockholders' equity                        491,394,044       144,401,533
                                                       -------------     -------------
       Total liabilities and stockholders' equity      $ 641,300,277     $ 163,618,176
                                                       =============     =============


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